BARACK FERRAZZANO KIRSCHBAUM & NAGELBERG LLP

200 WEST MADISON STREET, SUITE 3900

CHICAGO, ILLINOIS 60606

Telephone (312) 984-3100

Facsimile (312) 984-3150

November 25, 2008

VIA EMAIL AND EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:	Kathryn McHale
Gregory Dundas

Re:	MidWestOne Financial Group, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed on November 19, 2008
File No. 333-147628

Ladies and Gentlemen:

On behalf of MidWestOne Financial Group, Inc. (“MidWestOne”), we hereby submit the following responses to the comments contained in the letter from the Staff of the Securities and Exchange Commission (the “Commission”) dated November 21, 2008 (the “Comment Letter”) to David A. Meinert, Executive Vice President, Chief Financial Officer and Treasurer of MidWestOne, with respect to the above-referenced filing. For your convenience, enclosed is a copy of Amendment No. 1 to Schedule 14A (“Amendment No. 1”) that is being filed with the Commission today, which has been marked to show changes against the related disclosures contained in the initial Schedule 14A filing.

Please note the numbered items below correspond to the number of the related comment (set forth in bold italics below) from the Comment Letter. Page references in our responses correspond to the pages in Amendment No. 1.

Impact of the Capital Purchase Program

1.    Disclose, if true, that the Treasury Department is not obligated to accept your application to participate in the Capital Purchase Program and that the estimated proceeds of your proposed sale of securities to the Treasury Department are not guaranteed.

As of the date of this letter, MidWestOne has yet to receive preliminary approval from the Treasury Department for its participation in the Capital Purchase Program. Accordingly, we have added a paragraph under “Proposal 1” on page 10 that notifies shareholders that the Treasury Department is not obligated to accept MidWestOne’s application to participate in the Capital Purchase Program and that the estimated proceeds from the proposed sale of securities to the Treasury Department are not guaranteed.

BARACK FERRAZZANO KIRSCHBAUM & NAGELBERG LLP

U.S. Securities and Exchange Commission

November 25, 2008

2.    Discuss any material effect on your liquidity, capital resources or results of operations if the proposal is approved and the Treasury Department denies your application.

MidWestOne does not believe that its liquidity, capital resources or results of operations will be materially adversely affected if the Treasury Department denies its application to participate in the Capital Purchase Program. Accordingly, the new paragraph added under “Proposal 1” on page 10, which notifies shareholders that the Treasury Department is not obligated to accept MidWestOne’s application to participate in the Capital Purchase Program, contains a sentence stating that our inability to participate in the Capital Purchase Program is not expected to adversely affect MidWestOne’s liquidity, capital resources or results of operations.

3.    Disclose whether you will modify any plans or contracts to comply with limits on executive compensation established by Section 111 of the Emergency Economic Stabilization Act of 2008.

We have added a new paragraph under “Proposal 1—Limitations on Executive Compensation Due to Capital Purchase Program Participation” stating that MidWestOne intends to enter into an Omnibus Amendment Agreement with its senior executive officers covered by the executive compensation limitations whereby each executive will agree that all of the company’s compensation and benefit programs be amended to the extent necessary to comply with Section 111(b) of the Emergency Economic Stabilization Act of 2008 (the “EESA”) and the guidance promulgated thereunder during such time as the Treasury Department owns any of MidWestOne’s debt or equity securities. This new paragraph also states that MidWestOne and its senior executive officers will grant waivers to the Treasury Department releasing it from any claims that they may otherwise have as a result of the issuance of any regulations which modify the terms of benefit plans, arrangements and agreements to eliminate any provisions that would not be in compliance with the executive compensation and corporate governance requirements of Section 111 of the EESA and any applicable guidance or regulations issued by the Secretary of the Treasury.

Financial Statements

4(a).    Item 13 of Schedule 14A requires you to include financial information in your proxy statement if you are seeking authorization to issue common or preferred stock under certain circumstances. We note that you have not included financial information in your proxy statement. Please explain to us why you believe financial statements are not material in connection with issuing the warrants to purchase common stock. See Note A to Schedule 14A and Instruction 1 to Item 13(a) of Schedule 14A.

After further consideration of this issue, MidWestOne has decided to include financial information in the proxy statement. MidWestOne is eligible to incorporate financial information by reference to its other reports filed with the Commission. Accordingly, we have added a new section at page 20 to incorporate the relevant financial information by reference.

BARACK FERRAZZANO KIRSCHBAUM & NAGELBERG LLP

U.S. Securities and Exchange Commission

November 25 2008

4(b).    Where you expect the proceeds of the sale of securities to the Treasury Department to have a material impact on your balance sheet or income statement, our rules require you to provide pro forma statements that comply with Article 11 of Regulation S-X in your proxy statement. If you expect the proceeds of the sale of securities to the Treasury Department to have a material impact on your financial statements, you may provide a textual discussion of the pro forma effect rather than pro forma financial statements.

We have provided a textual discussion in lieu of pro forma financial statements beginning at page 11. Such discussion addresses both the minimum and maximum proceeds of the proposed sale and sets forth the material assumptions used when computing the pro forma effects on our balance sheet and income statement.

*        *        *

MidWestOne hereby acknowledges that: (i) the company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe the foregoing provides a complete response to the Comment Letter. As we discussed, MidWestOne would like to file its definitive proxy statement and begin the mailing process as soon as possible to ensure that shareholder approval is obtained within the requisite time period required by the Capital Purchase Program. Accordingly, we greatly appreciate your prompt review of and assistance with this response. Please contact me as soon as possible if you have any questions or require any additional information.

Very truly yours,

/s/ Zack S. Christensen

Zack S. Christensen

Enclosure

cc:	Mr. Charles N. Funk
Mr. David A. Meinert
Mr. Robert M. Fleetwood